HANNY VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)

RECEIVED
2006 DEC -6 P 1:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-03638

Date: 22 November 2006

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

SUPPL

BY AIRMAIL

Dear Sirs,

HANNY HOLDINGS LIMITED ("Company")
- ISIN US 41068T2087

We enclose herewith a copy of the announcement of the Company dated 21 November 2006 regarding the increase in the trading volume of shares of the Company for filing under the ISIN US 41068T2087.

Thank you for your attention.

06018986

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

pp Florence Kam
Company Secretary
/vw
Encl.

PROCESSED
DEC 1 1 2006
THOMSON
FINANCIAL

dlw 12/6

香港九龍觀塘鴻圖道51號保華企業中心8樓
8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
Tel: (852) 2372-0722 Fax: (852) 2372-0620 (Company Secretarial) / 2803-5574 (Accounts)

O:\Hanny 2006\Correspondence\Letter\210-US Sec-annc1 21 Nov 06.doc

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

ANNOUNCEMENT

This announcement is made pursuant to Rule 13.10 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited.

The directors (the "Directors") of Hanny Holdings Limited (the "Company") have noted today's increase in the trading volume of the shares of the Company (the "Shares"). The Company was informed by its controlling shareholder, Famex Investment Limited ("Famex") which is an indirect wholly-owned subsidiary of ITC Corporation Limited ("ITC"), that on 21st November, 2006, Famex acquired an aggregate of 5,942,000 Shares on the market at prices ranging from HK$3.74 to HK$3.75. Following the aforesaid acquisition, Famex is interested in 90,860,916 Shares representing approximately 35.98% of the issued share capital of the Company.

Save as disclosed above and the conditional mandatory offers being made by Famex to acquire all the issued Shares and outstanding convertible bonds of the Company under the Hong Kong Code on Takeovers and Mergers (details of which are set out in the joint announcement of ITC and the Company dated 1st September, 2006), the Directors confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules, neither is the board of Directors (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the Directors of which collectively and individually accept responsibility for the accuracy of this announcement.

As at the date of this announcement, the Directors are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent Non-executive Directors:
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

On behalf of the Board of
Hanny Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 21st November, 2006

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號:275)

公 佈

本公佈乃根據香港聯合交易所有限公司證券上市規則(「上市規則」)第13.10條而發出。

錦興集團有限公司(「本公司」)之董事(「董事」)已知悉今天本公司之股份(「股份」)成交量上升。本公司接獲其控股股東其威投資有限公司(「其威」,德祥企業集團有限公司(「德祥」)之間接全資附屬公司)知會,其威於二零零六年十一月二十一日從市場以介乎每股3.74港元至3.75港元之價格購入合共5,942,000股股份。隨着前述之收購後,其威擁有90,860,916股股份,佔本公司已發行股本約35.98%。

除上述所披露者及其威根據香港公司收購及合併守則作出之有條件強制性收購建議,以收購所有已發行股份及本公司尚未償還可換股債券(詳情載於本公司與德祥日期為二零零六年九月一日之聯合公佈)外,董事謹確認,目前並無任何有關建議收購或變賣的商談或協議為根據上市規則第13.23條而須予披露者;本公司董事會(「董事會」)亦不知悉有任何足以或可能影響價格的事宜為根據上市規則第13.09條所規定的一般責任而須予披露者。

本公佈乃承董事會之命而作出,董事願就本公佈之準確性承擔共同及個別之責任。

於本公佈日期,董事如下:

執行董事:
陳國強博士(主席)
Yap, Allan 博士(董事總經理)
呂兆泉先生(副董事總經理)

獨立非執行董事:
郭嘉立先生
黃景霖先生
冼志輝先生

承董事會命
錦興集團有限公司
主席
陳國強博士

香港,二零零六年十一月二十一日

董事願就本公佈所載資料之準確性共同及個別承擔全部責任,並於作出一切合理查詢後確認,據彼等深知,於本公佈所發表之意見乃經審慎周詳考慮後達致,而本公佈亦無遺漏任何其他事實,導致本公佈所載之任何聲明有所誤導。

* 僅供識別